UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.      )*
Snyder’s-Lance, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
833551 104

(CUSIP Number)

Charles E. Good	John J. Kearns, III
1250 York Street	Eckert Seamans Cherin & Mellott, LLC
Hanover, PA 17331	600 Grant Street, 44th Floor
(717) 632-4477	Pittsburgh, PA 15219-2788
(412) 566-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 6, 2010

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	833551 104

1	NAMES OF REPORTING PERSONS Charles E. Good

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	SC (See response to Item 1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		3,084,476

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,085,210

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,084,476

WITH	10	SHARED DISPOSITIVE POWER

		3,085,210

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,169,686

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
* Based on 65,063,500 shares of Common Stock outstanding.

Item 1. Security and Issuer.
The name of the issuer is Snyder’s-Lance, Inc., a North Carolina corporation (“Issuer”), which has its principal executive offices at 13024 Ballantyne Corporate Place, Suite 900, Charlotte, North Carolina 28277. The class of equity securities to which this statement on Schedule 13D (“Schedule”) relates is the common stock, par value $0.83-1/3 per share, of the Issuer (the “Common Stock”).
Item 2. Identity and Background.
(a)      This Statement is filed by Charles E. Good.
(b)      The reporting person’s business address is SOH Distribution Co., Inc., 1250 York Street, Hanover, Pennsylvania 17331.
(c)      The reporting person is President of SOH Distribution Co., Inc., a wholly-owned subsidiary of the Issuer.
(d)      During the five years prior to December 6, 2010, the reporting person was not convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)      During the five years prior to December 6, 2010, the reporting persons was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in him being subject, either currently or in the past, to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)      The reporting person is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration.
See the response to Item 4 for a description of the reported transaction, which did not involve payment by the reporting persons of any form of consideration.
Item 4. Purpose of Transaction.
On July 21, 2010, Lance, Inc., a North Carolina corporation (“Lance”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Snyder’s of Hanover, Inc., a Pennsylvania corporation (“Snyder’s”), and Lima Merger Corp., a wholly-owned subsidiary of Lance (“Merger Sub”). The Merger Agreement was amended as of September 30, 2010. The Merger Agreement was approved by the stockholders of Lance on December 2, 2010 and by the stockholders of Snyder’s on December 3, 2010. The closing under the Merger Agreement occurred on December 6, 2010, and, pursuant to the terms and conditions set forth in the Merger Agreement, Snyder’s merged with Merger Sub, with Snyder’s continuing as the surviving subsidiary of Lance (the “Merger”). In accordance with the Merger Agreement, upon the closing of the Merger: each share of Snyder’s common stock was converted into the right to receive 108.25 share of Common Stock; Snyder’s stockholders received cash in lieu of any fractional shares of Common Stock; and all outstanding Snyder’s stock options were converted into corresponding stock options of the Issuer, subject to adjustment of the number of shares issuable upon exercise and the exercise price based on the exchange ratio.
Prior to the Merger, the reporting person was an executive officer and stockholder of Snyder’s.
In connection with the Merger Agreement, the reporting person and two other stockholders of Snyder’s entered into a voting agreement with Lance on July 21, 2010 (the “Voting Agreement”). The Voting Agreement provided that the reporting person and other stockholders would vote in favor of the Merger Agreement and would vote against any action or agreement that would adversely affect the consummation of or, or materially alter the terms of, the Merger Agreement. The Voting Agreement terminated upon the effective date of the Merger Agreement.
Except as set forth in this Item 4, the reporting person has no present plans or proposals which relate to or would result in any of the following (although the reporting persons reserve the right to develop such plans or proposals or any other plans relating to the Issuer and to take action with respect thereto): (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s certificate of incorporation, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.
The reporting person intends to conduct cashless exercises of all of his options to purchase shares of Common Stock by December 21, 2010. As of December 6, 2010, the reporting person held options to purchase an aggregate of 294,332 shares of Common Stock. In addition, the reporting person may seek to acquire additional shares of Common Stock and may seek to dispose of some or all of his holdings of Common Stock in the open market or in private transactions, although as of December 6, 2010 he had no plans or proposals to do so. There can be no assurance that any such acquisition or disposition of shares of the Common Stock would occur or as to the timing or method of any such acquisition or disposition.
Item 5. Interest in Securities of the Issuer.
(a)      The aggregate number of shares of Common Stock beneficially owned by the reporting persons as of December 6, 2010 was 6,169,686 shares, representing 9.5% of the outstanding shares of Common Stock of the Issuer based on approximately 65,063,500 shares of Common Stock outstanding as of that date as reported by the Issuer in its Current Report on Form 8-K filed on December 6, 2010.
(b)      The reporting person had sole power to vote or direct the vote of 294,332 shares of Common Stock issuable upon the exercise of outstanding stock options. The reporting person had shared power to vote or to direct the vote of 119,160 shares of Common Stock owned by the reporting person and his wife, Mary Ellen Good.
The reporting person had shared power to vote or to direct the vote of 995,900 shares of Common Stock owned by Warehime Enterprise, Inc. (“WEI”). Michael A. Warehime is the majority stockholder, chairman and an executive officer of WEI. Michael A. Warehime shared voting power of such shares with the reporting person, who has been delegated authority to exercise voting and investment power for the shares held by WEI. Patricia A. Warehime, as spouse of Michael A. Warehime, may be deemed to have shared voting power with respect to such shares.
The reporting person had shared power to vote or to direct the vote of 346,400 shares of Common Stock owned by MAW Associates, LP (“MAW”). Patricia A. Warehime is the sole member of the general partner of MAW. Michael A. Warehime is an executive officer of MAW. Michael A. Warehime and Patricia A. Warehime shared voting power of such shares with the reporting person, who has been delegated authority to exercise voting and investment power for the shares held by MAW.
The reporting person had sole power to vote or direct the vote of 558,029 shares of Common Stock held by the Michael A. Warehime 2010 GRAT for the benefit of Michael A. Warehime and his daughters (the “2010 GRAT”) and 2,232,115 shares of Common Stock held by the Michael A. Warehime SOH GRAT for the benefit of Michael W. Warehime and his daughters (the “SOH GRAT” and, together with the 2010 GRAT, the “GRATs”). The reporting person is the sole trustee of the GRATs.
The reporting person had shared power to vote or to direct the vote of 1,158,275 shares of Common Stock held by the 1992 Trust FBO Elizabeth Ann Warehime (the “1992 EAW Trust”) and 460,063 shares of Common Stock held by the 1990 Trust FBO Elizabeth Ann Warehime (the “1990 EAW Trust” and, together with the 1992 EAW Trust, the “EAW Trusts”). The reporting person is a trustee of the EAW Trusts and as such, also shares the power to direct the receipt of dividends from, and the proceeds of any sale of, shares owned by the EAW Trusts with the other trustee, Sally W. Yelland.
The reporting person had shared power to vote or to direct the vote of 2,706 shares of Common Stock held by the 2010 Michael A. Warehime Trust FBO Margaret Ann Mininger (the “2010 MAM Trust”) and 2,706 shares of Common Stock held by the 2010 Michael W. Warehime Trust FBO Harrison Michael Rupp (the “2010 HMR Trust” and, together with the 2010 MAM Trust, the “MAM/HMR Trusts”). The reporting person is a trustee of the MAM/HMR Trusts and as such, also shares the power to direct the receipt of dividends from, and the proceeds of any sale of, shares owned by the MAM/HMR Trusts with the other trustee, Michael C. Anderson.
See Schedule I hereto for information relating to each other person named in this response to Item 5.
(c)      Not applicable.
(d)      Except as set forth in this Statement, to the knowledge of the reporting persons, as of December 6, 2010, no person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Statement.
(e)      Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Other than as described in Item 4, as of December 6, 2010, there were no contracts, arrangements, understandings or relationships (legal or otherwise) between the reporting person named in Item 2 and between such persons and any person with respect to any securities of the Issuer, except as follows: the shares of Common Stock owned by MAW are pledged as security on a term loan of MAW.
Item 7. Material to be Filed as Exhibits.
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: December 16, 2010
/s/ Charles E. Good
     Charles E. Good

Schedule I
Information Concerning Other Persons Named in Response to Item 5
Mary Ellen Good
416 Sprenkle Avenue,
Hanover, PA 17331
Ms. Good is the spouse of the reporting person.
WEI and MAW
Michael A. Warehime and Patricia A. Warehime
Snyder’s-Lance, Inc.
13024 Ballantyne Corporate Place
Suite 900, Charlotte, NC 28277
Michael A. Warehime and Patricia A. Warehime are members of the Board of Directors of the Issuer, and Michael A. Warehime is the Chairman of the Board of the Issuer.
EAW Trusts
Sally W. Yelland, Co-Trustee
Snyder’s-Lance, Inc.
13024 Ballantyne Corporate Place
Suite 900, Charlotte, NC 28277
Ms. Yelland is a member of the Board of Directors of the Issuer.
MAM/HMR Trusts
Michael C. Anderson, Co-Trustee
SOH Distribution Co., Inc.
1250 York Street
Hanover, Pennsylvania 17331
Each of the persons named in this Schedule I is a United States citizen.
During the five years prior to December 6, 2010, none of the persons named in this Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
During the five years prior to December 6, 2010, none of the persons named in this Schedule I has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in any of them being subject, either currently or in the past, to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.